Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Alphabet Inc.

Name of Persons Relying on Exemption: Zevin Asset Management on behalf of Denise Bergman

Address of Persons Relying on Exemption: 2 Oliver Street, Suite 806, Boston, MA 02109

Alphabet Inc.

Vote FOR Proposal 9:

Know Your Customer Due Diligence Process for Conflict-Affected and High-Risk Areas

Dear shareholder,

Zevin Asset Management urges shareholders to vote FOR Proposal 9: Know Your Customer Due Diligence Process for Conflict-Affected and High-Risk Areas. The proposal will be voted on at the Annual General Meeting of Alphabet Inc. (“Company” or “Alphabet”) on June 6th, 2025.

Resolved

Shareholders request that the Board of Directors commission an independent third-party report, at reasonable expense and excluding proprietary information, on the due diligence process Alphabet Inc. (Alphabet) uses to determine whether customers’ use of products and services for surveillance, censorship, and/or military purposes contributes to human rights harms in conflict-affected and high-risk areas (CAHRA).1

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1 Organisation for Economic Co-operation and Development, “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas”, OECD, March 20, 2023, http://dx.doi.org/10.1787/9789264185050-en (accessed April 16, 2025).

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

1

Companies and investors are becoming increasingly aware of the impacts of global conflict and fragility on their operations and investments. CAHRA are increasing globally, with 30 percent more people killed in 2024 compared to 2023, and the number of conflicts having doubled over the past five years.2 A survey of 1,200 CEOs found that 97 percent had altered their investment plans due to geopolitical volatility.3 Another study found that 84 percent of the world’s 26 largest investors identified geopolitical confrontation as one of their top three systemic risks.4

In recent years, Alphabet has increasingly entered into business relationships with rights violating states and security forces implicated in serious human rights violations. The filers of this resolution are requesting additional information—at the discretion of the board and management—through a due diligence report examining how risks related to customers’ use of Alphabet’s products and services for surveillance, censorship, and/or military purposes in CAHRA are identified, assessed, mitigated, and disclosed. The report should also assess whether additional policies, practices, and governance measures are needed to effectively address these risks.

At present, Alphabet's Human Rights Policy commits the company to “responsible decision-making around emerging technologies”5 and emphasizes that "transparency” is central to its “commitment to respect human rights.”6 However, despite these stated commitments, Alphabet does not currently provide publicly accessible information on how the use of its products and services for surveillance, censorship, or military purposes in CAHRA may expose the company to human rights risks. The report requested by the filers would provide investors valuable insights into how Alphabet governs and mitigates these material risks.

Growing Demand for CAHRA Risk Management

By acting on the request of the Proposal, Alphabet could meet rising investor expectations and regulatory requirements seeking enhanced oversight of the company’s involvement in CAHRA around the world.

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2 Adam Taylor, “Data shows global conflict surged in 2024”, The Washington Post, December 12, 2024, https://www.washingtonpost.com/world/2024/12/12/conflict-war-2024-israel-gaza-ukraine/ (accessed April 16, 2025).

3 Andrea Guerzoni, “EY: 97% of CEOs have changed their investment strategy in response to geopolitical challenges - and almost a third already halted a project”, Fortune, February 7, 2023, https://finance.yahoo.com/news/ey-97-ceos-changed-investment-113000618.html (accessed April 16, 2025).

4 Thinking Ahead Institute, “World’s largest investors increasingly concerned on ‘systemic risks”, Thinking Ahead Institute, August 1, 2024, https://www.thinkingaheadinstitute.org/news/article/worlds-largest-investors-increasingly-concerned-on-systemic-risks/ (accessed April 16, 2025).

5 Google, “Human Rights”, Google, https://about.google/company-info/human-rights/ (accessed April 16, 2025).

6 Ibid.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

2

There is increasing regulatory demand for human rights due diligence (HRDD) from the European Union and several of its member states.7 These frameworks require companies to report on human rights and conflict as material risks and may expose them to future liability for failing to address or disclose risks related to CAHRA.8

In addition, the UN Guiding Principles on Business and Human Rights call for companies to conduct heightened HRDD in conflict-affected areas due to the elevated and acute nature of human rights risks in these contexts.

The U.S. Government’s 2024 National Action Plan on Responsible Business Conduct reinforces this standard by emphasizing the importance of assessing business impacts not only on people, but also on the dynamics of conflict themselves. It advises that businesses conduct ongoing conflict analyses to identify the driving forces behind a conflict and the main actors involved—particularly if those actors are connected to the business.9

This evolving regulatory landscape is mirrored by growing investor concern about these risks. According to its annual survey, US SIF found that institutional investors managing more than $6 trillion in assets under management (AUM) identified “conflict risk” as the second most important ESG-related criterion for making socially responsible investment decisions.10 Furthermore, public investor statements on the crises in Ukraine,11 Myanmar,12 and the Xinjiang Uyghur Autonomous Region have collectively garnered signatures from hundreds of institutional investors representing more than $11 trillion AUM.13

Our research indicates that the use of Alphabet’s products and services in CAHRA exposes the company to significant human rights and material risks:

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7 European Union, “Sustainability-related disclosure in the financial services sector”, European Union, https://finance.ec.europa.eu/sustainable-finance/disclosures/sustainability-related-disclosure-financial-services-sector_en (accessed April 16, 2025).

8 Disclosure Insight Action, Climate Disclosure Standards Board, GRI, Integrated Reporting, and SASB, “Reporting on enterprise value illustrated with a prototype climate-related financial disclosure standard”, Disclosure Insight Action et al., December 2020; “EU-CSDDD: Business Activities in Conflict-Affected and High-Risk Areas”, TrustWorks Global, April 2024, https://trustworksglobal.com/wp-content/uploads/2024/07/TrustWorks-Brief-1-EU-CSDDD-conflict.pdf (accessed May 6, 2025). http://www.entegreraporlamatr.org/tr/mailing/25122020/images/Reporting-on-enterprise-value_climate-prototype_Dec20.pdf (accessed April 16, 2025).

9 U.S. Government, “2024 United States Government National Action Plan on Responsible Business Conduct”, U.S. Government, March 2024, https://www.state.gov/wp-content/uploads/2024/03/2024-United-States-Government-National-Action-Plan-on-Responsible-Business-Conduct.pdf (accessed April 16, 2025).

10 US SIF Foundation, “2022 Report on US Sustainable Investing Trends”, US SIF Foundation, August 10, 2022, https://egeasri.com/wp-content/uploads/2023/01/Investor-Advocacy2022.pdf (accessed April 16, 2025).

11 Investor Alliance for Human Rights, “Investor Statement on the Crisis in Ukraine”, Investor Alliance for Human Rights, May 16, 2022, https://media.business-humanrights.org/media/documents/Investor_Statement_on_the_Crisis_in_Ukraine_16_May_2022.pdf (accessed April 16, 2022).

12 Investor Alliance for Human Rights, “Investor Statement on Human Rights and Business Activities”, Investor Alliance for Human Rights, July 2021, https://investorsforhumanrights.org/investor-statement-myanmar-human-rights-and-business-activities-supporting-military-junta (accessed April 16, 2025).

13 Investor Alliance for Human Rights, “Investor Expectations on Human Rights Crisis in the Xinjiang Uyghur Autonomous Region”, Investor Alliance for Human Rights, April 2022, https://investorsforhumanrights.org/sites/default/files/attachments/2021-06/XUAR%20Investor%20Expectations%20Statement.pdf (accessed April 16, 2025)/

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

3

India. Alphabet subsidiary Google has faced criticism for the ways in which its user data may be misused by the Indian government, which increasingly relies on unchecked surveillance practices to infringe on privacy, suppress dissent, and harass human rights defenders.1415

Past incidents have underscored these concerns. In a notable case from 2021, climate activist Disha Ravi was arrested after Delhi Police obtained information from Google related to a document—connected to farmers’ protests—that she allegedly edited.16 The case drew widespread attention and highlighted the risks associated with government access to user data, particularly in politically sensitive contexts.

Occupied Palestinian Territories (OPT). Through its subsidiary Google, Alphabet maintains a significant business relationship with the Israeli government and military. A major element of this relationship involves the provision of cloud computing services. In 2021, Google and Amazon jointly secured the $1.2 billion Project Nimbus contract to provide cloud services to the Israeli government. As part of the agreement, Google established data centers in Israel to store and manage the personal data of both Israelis and Palestinians, including individuals within both Israel’s internationally recognized borders as well as in the OPT.17

Following the October 7, 2023 Hamas attacks, which resulted in the deaths of 1,200 Israelis and the taking of more than 250 hostages, internal Google documents revealed that the company expanded its direct services to the Israeli Ministry of Defense (MOD) and the Israeli Defense Forces (IDF).18 This included the deployment of Vertex, a service that allows clients to apply artificial intelligence (AI) algorithms to their proprietary data,19 and access to Gemini AI, which supports the development of AI assistants capable of processing extensive documentation and audio sources. These technologies have reportedly been used by the IDF to automate administrative functions, enhance surveillance, and potentially aid in target selection.

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14 Business & Human Rights Resource Centre, “Google did not respond to concerns over user privacy in India, Business & Human Rights Resource Centre, March 1, 2021, https://www.business-humanrights.org/en/latest-news/google-did-not-respond-to-concerns-over-user-privacy-in-india/ (accessed April 16, 2025).

15 Human Rights Watch, “India: Data Protection Bill Fosters State Surveillance”, Human Rights Watch, December 22, 2022, https://www.hrw.org/news/2022/12/23/india-data-protection-bill-fosters-state-surveillance (accessed April 16, 2025).

16 “Disha Ravi arrest puts privacy of all Google India users in doubt”, India Today Tech, February 16, 2021, https://www.indiatoday.in/technology/news/story/disha-ravi-arrest-puts-privacy-of-all-google-india-users-in-doubt-1769772-2021-02-16 (accessed April 16, 2025).

17 Billy Perrigo, “Google Contract Shows Deal With Israel Defense Ministry”, TIME Magazine, April 12, 2024, https://time.com/6966102/google-contract-israel-defense-ministry-gaza-war/ (accessed April 16, 2025).

18 Gerrit De Vynck, “Google rushed to sell AI tools to Israel’s military after Hamas attack”, The Washington Post, January 21, 2025, https://www.washingtonpost.com/technology/2025/01/21/google-ai-israel-war-hamas-attack-gaza/ (accessed April 16, 2025).

19 Ibid.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

4

The significance of the IDF’s use of Google technologies is underscored by statements from Israeli officials. In 2024, Gaby Portnoy, Director General of the National Cyber Directorate, stated: “Thanks to the Nimbus public cloud, phenomenal things are happening during the fighting, these things play a significant part in the victory - I will not elaborate.”20

Google’s involvement with the Israeli government—particularly with the IDF—presents significant risks for Alphabet and its shareholders, particularly in a conflict setting where certain military actions may violate the Genocide Convention.21 The use of personal data stored and managed via the Project Nimbus cloud platform, combined with the application of AI tools during IDF military operations in Gaza and the OPT, may expose Alphabet to violations of international humanitarian law. This includes reported use of AI-driven targeting systems such as Lavender and The Gospel in military operations that have resulted in mass civilian casualties.22 Despite these internal assessments, Alphabet’s limited public response to reports of its technologies being used by the IDF in Gaza and the OPT raises concerns about its compliance with internationally recognized HRDD frameworks, as well as potential inconsistencies with the company’s own Human Rights Policy and AI Principles.2324 At the same time, reports have surfaced that Alphabet suppressed internal dissent related to its partnerships with IDF, including the termination of employees involved in these protests.25

Russia. Compliance with Russian government requests to remove videos on YouTube related to censorship circumvention tools and avoiding military conscription and blocking digital rights organization channels.

In March 2024, The Guardian reported that migrant workers—primarily from Nepal and India—were being recruited into the Russian military without their consent. These individuals were reportedly lured through social media platforms, particularly YouTube, with false promises of legitimate employment opportunities. Upon arrival in Russia, however, many were instead sent to the frontlines of the Russia-Ukraine war, with some reportedly killed in combat.26

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20 Caroline Haskins, “The Hidden Ties Between Google and Amazon’s Project Nimbus and Israel’s Military”, WIRED Magazine, July 15, 2024, https://www.wired.com/story/amazon-google-project-nimbus-israel-idf/ (accessed April 16, 2025).

21 Fatima Al-Kassab, “A top U.N. court says Gaza genocide is 'plausible' but does not order cease-fire”, NPR, January 26, 2024, https://www.npr.org/2024/01/26/1227078791/icj-israel-genocide-gaza-palestinians-south-africa

(accessed May 8, 2025).

22 Yuval Abraham, “‘Lavender’: The AI machine directing Israel’s bombing spree in Gaza”, +972 Magazine, April 3, 2024, https://www.972mag.com/lavender-ai-israeli-army-gaza/ (accessed April 16, 2025).

23 Google, “Human Rights”, Google, https://about.google/company-info/human-rights/ (accessed April 16, 2025).

24 Google AI, “Our AI Principles”, Google, https://ai.google/responsibility/principles/ (accessed April 16, 2025).

25 Chloe Berger, “Ex-Googler and Palestinian-American fired for opposing Project Nimbus speaks out: ‘This was not my idea of what the American workplace should be’, Fortune, April 23, 2024, https://fortune.com/2024/04/23/google-palestinian-american-fired-project-nimbus-speaks-out-american-workplace/ (accessed April 16, 2025).

26 Hannah Ellis-Petersen and Aakash Hassan, “‘He had no idea he was being sent to a war zone’: the Indian and Nepali men on frontlines in Ukraine”, The Guardian, March 7, 2024, https://www.theguardian.com/world/2024/mar/07/he-had-no-idea-he-was-being-sent-to-a-war-zone-the-indian-and-nepalese-men-on-frontlines-in-ukraine (accessed April 16, 2025).

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

5

The use of YouTube, a Google-owned platform, to mislead and recruit vulnerable migrant workers has raised concerns among human rights organizations. In response, advocacy groups have called on Google to clarify how it monitors, moderates, and removes content in countries from which Russia is known to recruit fighters for Ukraine.

Saudi Arabia. Through its subsidiary Google, Alphabet has established a significant business relationship with the Saudi Arabian government, particularly in the areas of cloud computing and AI . In 2020, Google Cloud established itself in the country as a new Google Cloud Platform region by entering a joint venture with Saudi Aramco to deliver cloud services within Saudi Arabia.27

Alphabet’s expansion in Saudi Arabia—and its close collaboration with state entities—raises serious human rights concerns, particularly given the country’s well-documented record of abuses, including surveillance-related repression. In its 2023 Country Report on Human Rights Practices in Saudi Arabia, the U.S. Department of State highlighted the government’s extensive use of “heavy surveillance”, “arbitrary or unlawful interference with privacy”, “serious restrictions on internet freedom”, and “extrajudicial killings; enforced disappearance; [and] torture.”28

The construction of Google data centers in Saudi Arabia introduces serious risks to user privacy and digital rights.29 In a context marked by authoritarianism and extensive surveillance, the storage and processing of personal data within the country raises the potential for state-led intrusions. The Saudi government has a documented history of digital espionage, including the infiltration of social media platforms, cyber surveillance, repression of public dissent, and censorship of government critics.30

Building cloud infrastructure in such an environment places the personal data of millions of users—including Google and Snapchat users—at risk of unauthorized access and abuse. As Michael Page, Deputy Middle East Director at Human Rights Watch, observed: “Saudi authorities have repeatedly shown that they have zero regard for the privacy rights of Saudi citizens and residents and will go to great lengths to obtain their private communications with no inhibition or repercussions.”31

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27 Aramco, “Aramco to bring Google Cloud Services to Saudi Arabia”, Aramco, December 21, 2020, http://aramco.com/en/news-media/news/2020/aramco-to-bring-google-cloud-services-to-saudi-arabia (accessed April 16, 2025).

28 U.S. Department of State, “2023 Country Reports on Human Rights Practices: Saudi Arabia”, U.S. Department of State, https://www.state.gov/reports/2023-country-reports-on-human-rights-practices/saudi-arabia/ (accessed April 16, 2025).

29 Amnesty International, “Saudi Arabia: Google must halt plans to establish Cloud Region”, Amnesty International, May 26, 2021, https://www.amnesty.org/en/latest/press-release/2021/05/google-must-halt-plans-to-establish-cloud-region-in-saudi-arabia/ (accessed April 16, 2025).

30 Karen Gullo, “Google’s Perilous plan for a Cloud Center in Saudi Arabia is an Irresponsible Threat to Human Rights”, Electronic Frontier Foundation, September 27, 2022, https://www.eff.org/deeplinks/2022/09/googles-perilous-plan-cloud-center-saudi-arabia-irresponsible-threat-human-rights# (accessed April 16, 2025).

31 Human Rights Watch, “Saudi Arabia: Google Should Halt “Cloud Region”, Human Rights Watch, May 26, 2021, https://www.hrw.org/news/2021/05/26/saudi-arabia-google-should-halt-cloud-region (accessed April 16, 2025).

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

6

U.S.-Mexico Border. Alphabet subsidiary Google is one of the leading cloud computing providers to the U.S. government, including the Department of Homeland Security (DHS) and its sub-agencies, Customs and Border Protection (CBP) and Immigration and Customs Enforcement (ICE).32 The company’s provision of products and services to these agencies has raised concerns about potential complicity in human rights harms linked to U.S. immigration policies along the U.S.-Mexico border. These abuses include the separation of children from their parents, arbitrary arrests and detentions, poor detention conditions, and unlawful deportations to countries with poor human rights records.3334

In 2020, Google Cloud CEO, Thomas Kurian, sought to reassure employees by stating that the company “was not working on any projects associated with immigration enforcement at the southern border”.35 However, that same year, CBP accepted a proposal to use Google Cloud platform’s “unique product features” to support its Innovation Team (INVNT),36 which focuses on integrating AI and advanced technologies—including a proposed ‘smart-wall’— into border operations. Google’s technology has been integrated into surveillance towers developed by Anduril Industries, capable of identifying, detecting, and tracking individuals from distances of more than 1.5 miles away.37

More recently, in March 2025, documents obtained by The Intercept revealed Google’s central role in CBP’s plans to modernize surveillance infrastructure in Arizona. This initiative includes the use of machine-learning enabled cameras, with computer vision technology supplied by IBM and Equitus. Google is responsible for managing a central repository for video surveillance data, integrating machine learning surveillance systems to create an automated and continuous monitoring apparatus—removing the need for direct human oversight.38

Alphabet’s involvement in the deployment of AI-powered border surveillance technologies raises serious concerns, particularly in light of the U.S. government’s broadly criticized record of human rights violations in the context of immigration enforcement.39 The company’s technologies may be undermining international human rights standards, exposing the company to risk.

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32 Investigate, “Alphabet Inc”, The American Friends Service Committee, https://investigate.afsc.org/company/alphabet (accessed April 16, 2025).

33 The Washington Office on Latin America, “Introduction: Abuses at the U.S.-Mexico Border: How To Address Failures and Protect Rights”, The Washington Office on Latin America, August 2, 2023, https://www.wola.org/analysis/introduction-accountability-for-abuses-at-the-u-s-mexico-border-how-to-address-failures-and-protect-rights/ (accessed April 16, 2025).

34 National Immigrant Justice Center, “Transparency And Human Rights Project”, National Immigrant Justice Center, https://immigrantjustice.org/issues/transparencyandhumanrights (accessed April 16, 2025).

35 Jennifer Elis, “Google Cloud CEO Thomas Kurian tells employees it isn't helping with virtual border wall”, CNBC, October 30, 2020, https://www.cnbc.com/2020/10/30/google-cloud-ceo-kurian-to-employees-not-working-on-border-wall.html (accessed April 16, 2025).

36 Lee Fang and Sam Biddle, “Google AI Tech will be used for virtual border wall, CBP contract shows”, The Intercept, October 21, 2020, https://theintercept.com/2020/10/21/google-cbp-border-contract-anduril/ (accessed April 16, 2025).

37 J. Weston Phippen, “‘A $10-Million Scarecrow’: The Quest for the Perfect ‘Smart Wall’, Politico, October 12, 2021, https://www.politico.com/news/magazine/2021/12/10/us-mexico-border-smart-wall-politics-artificial-intelligence-523918 (accessed April 16, 2025).

38 Sam Biddle, “Google is helping the Trump Administration deploy AI along the Mexican border”, The Intercept, April 3, 2025, https://theintercept.com/2025/04/03/google-cbp-ai-border-surveillance-ibm-equitus/ (accessed April 16, 2025).

39 Robert F. Kennedy Human Rights, “Advocacy groups urge the United Nations to address United States’ escalating abuse of immigrants, asylum seekers”, https://rfkhumanrights.org/press/advocacy-groups-urge-the-united-nations-to-address-united-states-escalating-abuse-of-immigrants-asylum-seekers/ (accessed May 2, 2025).

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

7

Limited Recognition of CAHRA-Related Risks

Alphabet has demonstrated limited awareness of the salient and material risks associated with providing its products and services in CAHRA. In December 2024, The New York Times reported that four months before the 2021 public announcement of Google’s participation in Project Nimbus, internal discussions involving Google lawyers, policy team employees, and outside consultants raised concerns about the inclusion of “sensitive customers”—namely Israel’s MOD and Security Agency—in the contract. It was also noted that Google Cloud services could potentially be used to facilitate human rights violations, particularly in relation to Israeli activities in the occupied West Bank.40

Concerns were amplified in February 2025 when Alphabet revised its AI Principles, removing specific commitments to avoid AI for “use in weapons” or where the primary purpose is surveillance. The updated principles offer a general commitment to respecting human rights but lack clarity on implementation or enforcement mechanisms.41

Alphabet and its subsidiaries have, in some instances, withdrawn from projects deemed likely to contribute to human rights harms. A notable example is the termination of ‘Project Dragonfly’42—a censored search engine prototype developed for the Chinese market—following employee protests and scrutiny from members of the U.S. Congress. Critics, including Alphabet employees, argued that the project would facilitate state surveillance and repression, directly contradicting Google’s stated values.43

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40 Nico Grant, “Google Worried Israeli Contracts Could Enable Human Rights Violations”, The New York Times, https://www.nytimes.com/2024/12/03/technology/google-israel-contract-project-nimbus.html (accessed April 16, 2025).

41 Julia Kollewe, “Google owner drops promise not to use AI for weapons”, The Guardian, February 5, 2025, https://www.theguardian.com/technology/2025/feb/05/google-owner-drops-promise-not-to-use-ai-for-weapons (accessed April 16, 2025).

42 BBC, “Google’s Project Dragonfly ‘terminated’ in China”, BBC, July 17, 2025, https://www.bbc.com/news/technology-49015516 (accessed April 16, 2025).

43 Eli Meixler, “Here’s Why Google Employees Are Protesting the Company’s Planned Expansion in China”, TIME Magazine, November 27, 2018, https://time.com/5465288/google-employees-protest-dragonfly-china/ (accessed April 16, 2025).

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

8

Shareholders have previously raised concerns about Alphabet’s exposure to human rights risks in CAHRA, particularly in relation to censorship, surveillance, and violations of the freedom of expression. In 2020 Alphabet shareholders filed a proposal requesting a report on the feasibility of publicly disclosing, on an annual basis and by jurisdiction, the list of delisted, censored, downgraded, proactively penalized, or blacklisted terms, queries or sites that the company implements in response to government requests.44 Shareholders responded positively to this request, with 32 percent of independent shareholders supporting the resolution.45

Despite instances of awareness and limited responsiveness, the filers of this resolution are concerned that Alphabet has not translated this recognition into sufficient action to identify, prevent, or mitigate CAHRA-related risks.

The report requested by filers on this resolution would represent a meaningful first step in publicly addressing these concerns. It would align with Alphabet’s own Human Rights Policy and broader international norms and standards, contributing to improved governance, transparency, and accountability around the company’s operations in CAHRA.

We therefore urge shareholders to vote FOR Item 9.

PLEASE NOTE: The Anti-Defamation League (ADL) and its affiliate JLens have filed an exempt solicitation opposing and mischaracterizing our investor request with the goal of inhibiting shareholders from voting in favor of human rights due diligence, a widely recognized practice.

We regret to see allegations that proposal 9 has been framed as uniquely targeting Israel while ignoring shareholder-driven calls for due diligence in other regions (e.g., the U.S.-Mexico border, China, Russia, and Saudi Arabia). This reasoning mises the substance of the proposal.

Shareholders have a right to understand whether Alphabet is consistent in its due diligence across all regions—including democratic allies—without geopolitical exceptions.

Moreover, suggesting that any examination of Israeli government activity is singularly attacking Israel risks shielding all state actions from accountability, weakening human rights as a universal standard.

Our request for a third-party due diligence report will increase corporate accountability and mitigate reputational and legal risks. Transparency strengthens—not weakens—Alphabet’s position. Blocking oversight sends a message that Alphabet should prioritize political appeasement over principled governance, which can alienate employees, investors, and customers.

For further information, please contact Marcela Pinilla, Director of Sustainable Investing, at marcela@zevin.com.

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44 OpenMic, “Shareholders want to know exactly what Google is censoring to appease governments”, OpenMic, May 20, 2020, https://www.openmic.org/news/alphabet-censorship (accessed April 16, 2025).

45 Azzad Asset Management, “Azzad commends Alphabet stockholders for anti-censorship vote”, GlobalNewsWire, June 10, 2020 https://www.globenewswire.com/news-release/2020/06/10/2046485/0/en/Azzad-commends-Alphabet-stockholders-for-anti-censorship-vote.html (accessed May 6, 2025).

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

9

The purpose of this communication is to provide shareholders with information when they review the shareholder resolution. The foregoing information may be disseminated to shareholders via telephone, US mail, email, certain websites and certain social media venues and should not be construed as investment advice or as solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by Zevin Asset Management.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

10